EXHIBIT 99.1

ASH 2025: Cellectis Presents Development Plan to Further Enhance High Response Rate Observed for Eti-cel in r/r NHL

  Eti-cel showed an 88% ORR and 63% CR (n=8) at current dose level in r/r NHL after ≥2 prior lines of therapy
  In vivo data suggest IL-2 may further enhance response rates and optimize eti-cel expansion and persistence
  IL-2 cohort enrollment to start in Q1 2026; full Phase 1 dataset expected in 2026

NEW YORK, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS – NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced the presentation of encouraging updated data of patients treated in the Phase 1 NATHALI-01 clinical trial with eti-cel, at the 67th Annual Meeting of the American Society of Hematology (ASH) in Orlando, FL.

Eti-cel product candidate is the first allogeneic dual CAR-T targeting CD20 and CD22 simultaneously, being developed in Phase 1 of the NATHALI-01 clinical trial, for patients with relapsed/refractory non-Hodgkin lymphoma (r/r NHL), following at least two lines of therapy.

Cellectis presented preliminary results on eti-cel, which demonstrated an encouraging overall response rate (ORR) of 88% and a complete response (CR) rate of 63% (n=8) at the current dose level.

Additional in vivo data presented suggest that exogenous low dose Interleukin-2 (IL-2) support can significantly enhance the expansion and persistence of CAR-T cells to boost CAR-T efficacy without exacerbating toxicity.

“Cellectis believes that, with the addition of low dose IL-2 support, it is possible to further deepen the already high response rates seen with eti-cel in these patients who have relapsed following multiple prior lines of therapy including, in most cases, a CD19 CAR-T” said Adrian Kilcoyne, MD, MPH, MBA, Chief Medical Officer at Cellectis. “The trial will now investigate any potential impact of low dose IL-2 support in these difficult to treat patients. We look forward to sharing the full Phase 1 dataset expected in 2026.”

Next Steps

Overall, these preliminary data underscore the potential of this innovative approach to transform outcomes for r/r NHL patients. The Company will now investigate the potential impact of low dose IL-2 support and will start recruitment of patients in the IL-2 support cohort in Q1 2026. Cellectis expects to present the full Phase 1 dataset in 2026.

The poster presentation will be available on Cellectis’ website.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “can,” or “potential,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions on information currently available to management, include statements regarding the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, and the financial position of Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  PRESS RELEASE-ASH2025-ENGLISH (https://ml.globenewswire.com/Resource/Download/8c28aedc-3290-4282-89e1-ad3b8bb14694)